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                                                                   EXHIBIT 11


STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS (LOSS)
(Amounts in thousands except per share data)


                                                        Year Ended December 31
                                                     -----------------------------
                                                       1996      1995      1994
                                                     --------  --------  ---------
Weighted average shares outstanding                    7,942     7,007     6,953
Net effect of dilutive stock options and warrants
  based on the treasury stock method (B)                 304       164         -
                                                     -------   -------   -------
Weighted average shares and common stock
  equivalents                                          8,246     7,171     6,953 (A)
                                                     -------   -------   -------
Net earnings (loss)                                   $  910    $2,314   $(2,346)

Common stock dividend to preferred shareholders (C)       (3)       (4)       (3)
                                                     -------   -------   -------
Net earnings (loss) to common shareholders            $  907    $2,310   $(2,349)
                                                     -------   -------   -------
Per share amount (D) (E)                              $ 0.11    $ 0.32   $ (0.34)
                                                     -------   -------   -------

(A) The per share computation in 1994 is based on the weighted average number of shares outstanding. No effect has been given to shares issuable upon the exercise of options and warrants or conversion of preferred stock as such inclusion would be anti-dilutive.

(B) The fully diluted per share computation would be the same as primary since the average market price was greater or immaterially different than the ending price for the years ended December 31, 1996 and 1995.

(C) In December 1996 and 1995, and September 1994, the Board of Directors approved a Common Stock dividend of 306, 306, and 1,545 shares to the stockholders of record of Series A Convertible Preferred Stock as of December 15, 1996, 1995, and 1994 that was paid in January 1997, 1996, and 1995, respectively. The market value of the Common Stock distributed was approximately $3,000, $4,000 and $3,000 in the years 1996, 1995, and 1994, respectively.

(D) The assumed conversion of the preferred stock would have an immaterial effect (less than 1/10 of $.01) in all periods, and therefore that calculation has been omitted.

(E) All share and per share amounts have been restated to reflect a one-for-five reverse split effected November 2, 1995.